1-8520

02044957

TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Form 11-K for the Years Ended December 31, 2001 and 2000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From to

Commission File Number 1-8520

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET
P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Table of Contents

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 31, 2002

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Terra Industries Inc. Common Stock	$ 15,405,499	$ 11,613,393
Mutual Funds	49,097,587	62,565,819
Loans to participants	2,420,471	2,757,547
Total investments	66,923,557	76,936,759
Receivables:		
Employer contributions	50,071	52,044
Participant contributions	130,486	132,935
Securities sold	38,269	132,643
Total assets	67,142,383	77,254,381
LIABILITIES:		
Securities purchased	(3,073)	-
Net assets available for benefits	$ 67,139,310	$ 77,254,381

See accompanying notes to the financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to net assets attributed to:		
Investment loss:		
Dividends and interest	$ 1,760,003	$ 6,375,586
Net depreciation in fair value of investments	(7,053,670)	(10,990,803)
Total investment loss	(5,293,667)	(4,615,217)
Contributions:		
Employer	1,366,461	1,358,978
Participant	2,692,805	2,614,410
Total contributions	4,059,266	3,973,388
Total additions	(1,234,401)	(641,829)
Deductions from net assets attributed to:		
Benefit payments	8,852,085	16,464,450
Administrative expenses	28,585	11,696
Total deductions	8,880,670	16,476,146
Net decrease	(10,115,071)	(17,117,975)
Net assets available for benefits:		
Beginning of year	77,254,381	94,372,356
End of year	$ 67,139,310	$ 77,254,381

See accompanying notes to the financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

A. DESCRIPTION OF PLAN

The following brief description of the Terra Industries Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

General – The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (Terra) and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is administered by the Employee Benefit Committee (the Committee) of the Company.

Participation – All full-time active employees of the Company are eligible for Plan participation after six months of employment. In addition, part time or temporary employees with at least one year of service and 1,000 hours are eligible for participation. Participation in the Plan is voluntary.

Participants' Accounts – Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

Employee Contributions – Participants earning $85,000 or less annually in 2001 and 2000, could elect to contribute up to 15% of annual compensation on a pretax basis and 10% on an after-tax basis. The maximum combined deferral on a pretax and after-tax basis is 20%. Participants earning more than $85,000 in 2001 and 2000, could contribute up to 8% of their annual compensation on a combined pretax and after-tax basis.

The maximum participant pretax contribution was $10,500 in 2001 and 2000.

Participants may elect to invest their contributions in one or more of the eighteen available participant directed investment options.

Employer Contributions – The Company contributed an amount determined by its Board of Directors, equal to 100% of the participants' contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation in 2001 and 2000. Currently fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund. In 2000 and prior, all contributions made by the Company, including those for fully vested participants, were automatically invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2001 or 2000. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $18,604 and $29,553 in 2001 and 2000, respectively.

Maximum Contributions Per Participant – The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $170,000 in 2001 and 2000.

Vesting – Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

Participant Loans – Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2001, interest rates on outstanding loans ranged from 8% to 11%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits – Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements have been prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's instructions for Form 11-K.

Investment Valuation and Income Recognition – Investments are stated at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock, from the latest available market quotations for shares held and, in the case of investments in mutual funds, at quoted market net asset value of shares held. Participant loans are valued at cost which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade-date basis.

Benefits Payable – The Plan's policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2001 and 2000.

Administrative Expenses – Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements. Administrative expenses are allocated to the investment funds based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

C. PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time subject to the provisions of ERISA. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

D. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. INVESTMENTS

The Plan's investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan's net assets.

	December 31,			
	2001		2000	
Investments at Fair Value as Determined by Quoted Market Price				
Terra Industries Inc. Common Stock	$ 15,405,499	*	$ 11,613,393	*
Mutual Funds:				
Putnam Growth and Income Fund	8,036,545		9,282,583	
Putnam New Opportunities Fund	9,215,799		12,761,542	
Putnam Voyager Fund	17,634,443		25,812,457	
Putnam Money Market Fund	6,734,373		6,187,509	
Other	7,476,427		8,521,728	
Loans to participants	2,420,471		2,757,547	
Total investments	$ 66,923,557		$ 76,936,759	

* Includes employer directed investments.

During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $7,053,670 and $10,990,803, respectively, as follows:

	December 31, 2001	December 31, 2000
Net appreciation (depreciation) in fair value of investments:		
Terra Industries Inc. Common Stock (employer directed and participant directed)	$ 4,963,250	$ 4,167,412
Mutual Funds	(12,016,920)	(15,158,215)
Net depreciation in fair value of investments	$ (7,053,670)	$ (10,990,803)

The significant components of changes in net assets relating to employer directed Terra Industries, Inc. Common Stock, is as follows:

	2001	2000
Terra Industries Inc. Common Stock, at beginning of year	$6,704,434	$3,971,526
Net appreciation in fair value	2,599,695	2,266,306
Employer contributions	829,675	1,358,978
Benefit payments	(911,265)	(892,133)
Administrative expenses	(6,661)	(243)
Terra Industries Inc. Common Stock, at end of year	$9,215,878	$6,704,434

F. RELATED PARTY TRANSACTIONS

Plan investments include 4,392,479 and 4,635,532 shares of Terra Industries Inc. Common Stock with a fair market value of $15,405,499 and $11,613,393 at December 31, 2001 and 2000, respectively. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions.

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as designated by the Plan and, therefore, these transactions qualify as related party transactions.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Column B Identity of issue, borrower, lessor or similar party	Column C Description of investment including collateral, rate of interest, maturity date, par or maturity value	Column D Cost	Column E Current Value
Common Stock:			
*Terra Industries Inc.	4,392,479 shares	$20,757,506	$ 15,405,499
Mutual Funds:			
*Putnam Growth and Income Fund	453,530 shares		8,036,545
*Putnam Income Fund	357,685 shares		2,321,374
*Putnam New Opportunities Fund	224,885 shares		9,215,799
*Putnam Money Market Fund	6,734,373 shares		6,734,373
*Putnam International Growth Fund	116,152 shares		2,302,137
*Putnam Asset Allocation - Growth Fund	141,650 shares		1,355,593
*Putnam Asset Allocation - Balanced Fund	76,032 shares		745,875
*Putnam Asset Allocation - Conservative Fund	41,672 shares		362,129
*Putnam Voyager Fund	1,019,312 shares		17,634,443
*Putnam Mid Cap Value Fund	4,680 shares		54,149
*Putnam Small Cap Value Fund	10,263 shares		143,675
*Putnam Vista Fund	1,264 shares		10,925
*Putnam Growth Opportunities Fund	3,163 shares		46,972
*Putnam Research Fund	534 shares		7,088
*Putnam OTC & Emerging Growth Fund	3,656 shares		27,420
*Putnam S&P 500 Fund	3,558 shares		99,090
Other Investments:			
*Loans to Participants	Principal balance of $2,420,471 bearing interest rates ranging from 8% to 11% and maturing from January 2002 to August 2027		2,420,471
			$ 66,923,557

* Party-In-Interest

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-46734 of Terra Industries Inc. on Form S-8 of our report dated May 31, 2002 appearing in this Annual Report on Form 11-K of the Terra Industries Inc. Employees' Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Date: 6-26-02

By: [signature]
Mark Kalafut, Vice President, General Counsel and Corporate Secretary